                                                                                                                  ECI Telecom Ltd.

Consolidated Financial Statements as at September 30, 2002
----------------------------------------------------------------------------------------------------------------------------------


Contents


                                                                                                                     Page


Consolidated Balance Sheets                                                                                             2


Consolidated Statements of Income                                                                                       4


Consolidated Statements of Comprehensive Income                                                                         6


Consolidated Statements of Changes in Shareholders' Equity                                                              7


Consolidated Statements of Cash Flows                                                                                  10


Condensed Notes to the Interim Consolidated Financial Statements                                                       14


The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the nine and three month periods ended September 30, 2002

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at September 30, 2002, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the nine and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 8% of the total consolidated assets as at September 30, 2002 and whose revenues constitute approximately 11% and 14% of the consolidated revenues for the nine and three month periods then ended, respectively. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X:
Item 210.10-01). Note 11 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.


Somekh Chaikin
Certified Public Accountants (Isr.)


November 11, 2002

Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------------------------



                                                                            September 30      September 30        December 31
                                                                                    2002              2001               2001
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          $ in thousands    $ in thousands     $ in thousands

-------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                                       326,195           198,184            226,192
Short-term investments                                                           28,535             3,909              7,126
Receivables:
 Trade                                                                          225,769       (*) 357,111        (*) 301,524
 Other                                                                           27,365        (*) 57,386         (*) 71,655
Prepaid expenses                                                                  5,151             7,653              9,839
Recoverable costs and estimated earnings, not yet billed                         10,890            48,025             30,368
Inventories                                                                     167,730           331,000            274,640
Assets - discontinuing operations                                                25,900                 -                  -
                                                                             -----------      ------------       ------------

Total current assets                                                            817,535         1,003,268            921,344
                                                                             -----------      ------------       ------------
Long-term receivables, net                                                      136,491       (*) 180,408        (*) 166,690
                                                                             -----------      ------------       ------------
Investments                                                                      17,587            37,372             36,541
                                                                             -----------      ------------       ------------
Property, plant and equipment
Cost                                                                            281,245           348,871            323,891
Less - Accumulated depreciation                                                 129,407           155,342            141,543
                                                                             -----------      ------------       ------------
                                                                                151,838           193,529            182,348

Software development costs, net                                                  22,404            30,067             27,086
                                                                             -----------      ------------       ------------
Other assets                                                                     41,625            70,339             82,918
                                                                             -----------      ------------       ------------


___________________________
Doron Inbar
President, Chief Executive Officer


___________________________
Giora Bitan
Executive Vice President, Chief Financial Officer


Petah Tikva, November 11, 2002


                                                                             -----------      ------------       ------------
Total assets                                                                  1,187,480         1,514,983          1,416,927
                                                                             ===========      ============       ============


                                                                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------------------------------------------------------




                                                                            September 30      September 30        December 31
                                                                                    2002              2001               2001
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          $ in thousands    $ in thousands     $ in thousands

-------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity

Current liabilities
Short-term credits and current maturities
 of long-term debt                                                              243,355           104,101            120,030
Trade payables                                                                   37,506           107,440             79,776
Other payables and accrued liabilities                                          141,639           219,254            180,780
Liabilities - discontinuing operations                                           17,400                 -                  -
                                                                             -----------       -----------        -----------
Total current liabilities                                                       439,900           430,795            380,586
                                                                             -----------       -----------        -----------
Long-term liabilities
Loans from banks (see Note 6)                                                         -           216,666            200,000
Other liabilities                                                                10,842            13,750             11,573
Liability for employee severance benefits, net                                   26,589            30,055             28,338
                                                                             -----------       -----------        -----------
Total long-term liabilities                                                      37,431           260,471            239,911
                                                                             -----------       -----------        -----------
Total liabilities                                                               477,331           691,266            620,497
                                                                             -----------       -----------        -----------
Minority Interest                                                                55,813            31,915             41,574
                                                                             -----------       -----------        -----------
Shareholders' equity
Share capital                                                                     6,148             5,873              5,873
Capital surplus                                                                 623,820           662,563            656,614
Accumulated other comprehensive income (loss)                                      (529)           (3,029)             1,800
Retained earnings                                                                24,897           216,714            173,567
                                                                             -----------       -----------        -----------
                                                                                654,336           882,121            837,854

Treasury stock                                                                        -           (90,319)           (82,998)
                                                                             -----------       -----------        -----------
Total shareholders' equity                                                      654,336           791,802            754,856
                                                                             -----------       -----------        -----------





                                                                             -----------       -----------        -----------
Total liabilities and shareholders' equity                                    1,187,480         1,514,983          1,416,927
                                                                             ===========       ===========        ===========


(*)      Reclassified.

The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Income
-------------------------------------------------------------------------------------------------------------------------------


                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002           (*) 2001              2002          (*) 2001           (*) 2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

-------------------------------------------------------------------------------------------------------------------------------
Revenues                                   497,008            681,144           147,460           231,950            891,395
Cost of revenues                           297,663            483,740            84,836           161,709            621,582
Royalties to the Chief Scientists            7,938             11,189             2,730             3,440             14,523
Inventory write-off                          7,446             88,787             7,446                 -             99,163
                                          ---------          ---------          --------          --------          ---------
Gross profit                               183,961             97,428            52,448            66,801            156,127
Research and development
 costs, net                                 69,515             98,482            20,017            27,742            123,467
Selling and marketing expenses              85,502            111,204            26,841            32,190            138,990
General and administrative
 expenses                                   43,431             54,954            13,124            18,562             78,204
Amortization of acquisition -
 related intangible assets                   1,320              9,392               440             2,817             10,187
Provision for doubtful debt of
 long-term receivables (Note 7E             34,000                  -            34,000                 -                  -
(1))
Impairment of assets                             -             95,630                 -            46,335             96,526
Liability for royalties payable
 to the Chief Scientist                          -                  -                 -                 -              8,394
Restructuring and spin-off
 expenses                                        -             11,849                 -             1,205             19,381
Purchase of in-process
 research and development                        -                  -                 -                 -                916
                                          ---------          ---------          --------          --------          ---------
Operating loss                             (49,807)          (284,083)          (41,974)          (62,050)          (319,938)
Financial expenses                         (16,038)           (21,014)           (5,484)           (5,341)           (26,876)
Financial income                            21,217             25,856             6,596             6,245             32,242
Other expenses, net
 (Note 7E (2) and 7F)                      (12,605)           (32,006)          (21,387)          (12,112)           (32,201)
                                          ---------          ---------          --------          --------          ---------
Loss from continuing
 operations before taxes on
 income                                    (57,233)          (311,247)          (62,249)          (73,258)          (346,773)
Taxes on income                             (8,659)               927            (1,997)           (1,187)               315
                                          ---------          ---------          --------          --------          ---------
Loss from continuing
 operations after taxes on
 income                                    (65,892)          (310,320)          (64,246)          (74,445)          (346,458)
Company's equity in results of
 investee companies - net                   (1,926)              (304)             (470)             (550)              (983)
Minority interest in results of
 subsidiaries - net                         (5,204)            (1,966)           (1,852)             (722)            (2,621)
                                          ---------          ---------          --------          --------          ---------
Loss from continuing operations            (73,022)          (312,590)          (66,568)          (75,717)          (350,062)
Cumulative effect of an
accounting
 change, net (Note 4A)                        (550)             1,703                 -                 -              1,703
Cumulative effect of an
accounting
 change of discontinuing
 operations (Note 4A and 9))               (36,646)                 -                 -                 -                  -
Loss on discontinuing
 operations, net (Note 4B and 9)           (19,952)           (59,154)           (4,066)           (3,990)           (64,017)
Impairment from disposal of
 discontinuing operations, net
 (Note 9)                                  (18,500)                 -           (18,500)                -                  -
Other discontinued operations                    -                812                 -             2,920                  -
                                          ---------          ---------          --------          --------          ---------
Loss for the period                       (148,670)          (369,229)          (89,134)          (76,787)          (412,376)
                                          =========          =========          ========          ========          =========

(*)      Reclassified.

The accompanying notes are an integral part of these interim financial statements.

                                                                                                                 ECI Telecom Ltd.

Consolidated Statements of Income (cont'd)
---------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002           (*) 2001              2002          (*) 2001           (*) 2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

---------------------------------------------------------------------------------------------------------------------------------
Loss per share

Basic and diluted loss per
 share:

Continuing operations                        (0.70)             (3.37)            (0.62)            (0.82)             (3.77)
Cumulative effect of an
 accounting change, net                      (0.01)              0.02                 -                 -               0.02
Discontinuing operations                     (0.71)             (0.63)            (0.21)            (0.01)             (0.69)
                                          ---------           --------         ---------          --------           --------
Net loss per share                           (1.42)             (3.98)            (0.83)            (0.83)             (4.44)
                                          ---------           --------         ---------          --------           --------
Weighted average number
 of shares outstanding used
 to compute basic earnings
 per share - in thousands                  104,892             92,722           107,145            93,056             92,896
                                          =========           ========         =========          ========           ========


(*)      Reclassified.



The accompanying notes are an integral part of these interim financial statements.

                                                                                                                 ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income
---------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002               2001              2002              2001               2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

---------------------------------------------------------------------------------------------------------------------------------
Loss for the period                       (148,670)          (369,229)          (89,134)          (76,787)          (412,376)

Other comprehensive
 income (loss):

Cumulative effect of an
 accounting change, net                          -             (2,631)                -                 -             (2,631)

Unrealized gains (losses)
 from changes in the fair
 value of financial
 instrument                                 (2,078)               424                (6)           (5,547)             4,431

Realization of gain on
 available for sale
 securities, net                                 -              1,013                 -             4,779              5,229

Unrealized holding loss on
 available for sale
 securities arising during
 the period, net                              (251)            (3,133)             (120)           (1,155)            (6,527)
                                          ---------          ---------          --------          --------          ---------
Total other comprehensive
 income (loss)                              (2,329)            (4,327)             (126)           (1,923)               502
                                          ---------          ---------          --------          --------          ---------
Comprehensive loss                        (150,999)          (373,556)          (89,260)          (78,710)          (411,874)
                                          =========          =========          ========          ========          =========





The accompanying notes are an integral part of these interim financial statements.

                                                                                                                ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                                              in thousands except share amounts

--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2002 (audited)                                93,573,549           5,873        656,614           1,800

Unaudited

Net loss for the nine months ended September 30, 2002                        -               -              -               -
Share issuance, net                                                 13,160,000             263        (34,227)              -
Share issuance to employees                                            570,870              12          1,542               -
Net unrealized loss on available for sale securities                         -               -              -            (251)
Amortization of deferred compensation expenses                               -               -           (109)              -
Net unrealized loss on financial instruments                                 -               -              -          (2,078)
                                                                  -------------         -------      ---------         -------
Balance at September 30, 2002                                      107,304,419           6,148        623,820            (529)
                                                                  =============         =======      =========         =======

Balance at January 1, 2001 (audited)                                92,358,907           5,873        681,806           1,298

Unaudited

Net loss for the nine months ended September 30, 2001                        -               -              -               -
Realization of loss on available for sale securities, net                    -               -              -           1,013
Net unrealized loss on available for sale securities                         -               -              -          (3,133)
Amortization of deferred compensation expenses                               -               -          2,634               -
Cumulative effect of an accounting change, net                               -               -              -          (2,631)
Sale of Company's stock                                                976,007               -        (21,877)              -
Net unrealized gain on financial instruments                                 -               -              -             424
                                                                  -------------         -------      ---------         -------
Balance at September 30, 2001                                       93,334,914           5,873        662,563          (3,029)
                                                                  =============         =======      =========         =======



Table Continued

-------------------------------------------------------------------------------------------------------------------



                                                                                                              Total
                                                                           Retained        Treasury   shareholders'
                                                                           earnings           stock          equity
                                                                           $ in thousands except share amounts

-------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2002 (audited)                                       173,567         (82,998)        754,856

Unaudited

Net loss for the nine months ended September 30, 2002                     (148,670)              -        (148,670)
Share issuance, net                                                              -          82,998          49,034
Share issuance to employees                                                      -               -           1,554
Net unrealized loss on available for sale securities                             -               -            (251)
Amortization of deferred compensation expenses                                   -               -            (109)
Net unrealized loss on financial instruments                                     -               -          (2,078)
                                                                          ---------       ---------     -----------
Balance at September 30, 2002                                               24,897               -         654,336
                                                                          =========       =========     ===========

Balance at January 1, 2001 (audited)                                       585,943        (117,490)      1,157,430

Unaudited

Net loss for the nine months ended September 30, 2001                     (369,229)              -        (369,229)
Realization of loss on available for sale securities, net                        -               -           1,013
Net unrealized loss on available for sale securities                             -               -          (3,133)
Amortization of deferred compensation expenses                                   -               -           2,634
Cumulative effect of an accounting change, net                                   -               -          (2,631)
Sale of Company's stock                                                          -          27,171           5,294
Net unrealized gain on financial instruments                                     -               -             424
                                                                          ---------       ---------     -----------
Balance at September 30, 2001                                              216,714         (90,319)        791,802
                                                                          =========       =========     ===========



The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                                  $ in thousands except share amounts

-------------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 2002 (unaudited)                                107,068,201           6,144        623,272            (403)

Unaudited

Net loss for the three months ended September 30, 2002                       -               -              -               -
Net unrealized loss on available for sale securities                         -               -              -            (120)
Amortization of deferred compensation expenses                               -               -             56               -
Share issuance to employees                                            236,218               4            492               -
Net unrealized loss on financial instruments                                 -               -              -              (6)
                                                                  -------------         -------      ---------         -------
Balance at September 30, 2002 (unaudited)                          107,304,419           6,148        623,820            (529)
                                                                  =============         =======      =========         =======


Balance at July 1, 2001 (unaudited)                                 92,927,158           5,873        678,868          (1,106)

Unaudited

Net loss for the three months ended September 30, 2001                       -               -              -               -
Realization of loss on available for securities, net                         -               -              -           4,779
Net unrealized loss on available for sale securities                         -               -              -          (1,155)
Amortization of deferred compensation expenses                               -               -            657               -
Sale of Company's stock                                                407,756               -        (16,962)              -
Net unrealized loss on financial instruments                                 -               -              -          (5,547)
                                                                  -------------         -------      ---------         -------
Balance at September 30, 2001 (unaudited)                           93,334,914           5,873        662,563          (3,029)
                                                                  =============         =======      =========         =======


Table Continued

------------------------------------------------------------------------------------------------------------------



                                                                                                           Total
                                                                        Retained        Treasury   shareholders'
                                                                        earnings           stock          equity
                                                                          $ in thousands except share amounts

------------------------------------------------------------------------------------------------------------------
Balance at July 1, 2002 (unaudited)                                     114,031               -         743,044

Unaudited

Net loss for the three months ended September 30, 2002                  (89,134)              -         (89,134)
Net unrealized loss on available for sale securities                          -               -            (120)
Amortization of deferred compensation expenses                                -               -              56
Share issuance to employees                                                   -               -             496
Net unrealized loss on financial instruments                                  -               -              (6)
                                                                       ---------       ---------       ---------
Balance at September 30, 2002 (unaudited)                                24,897               -         654,336
                                                                       =========       =========       =========

Balance at July 1, 2001 (unaudited)                                     293,501        (108,668)        868,468

Unaudited

Net loss for the three months ended September 30, 2001                  (76,787)              -         (76,787)
Realization of loss on available for securities, net                          -               -           4,779
Net unrealized loss on available for sale securities                          -               -          (1,155)
Amortization of deferred compensation expenses                                -               -             657
Sale of Company's stock                                                       -          18,349           1,387
Net unrealized loss on financial instruments                                  -               -          (5,547)
                                                                       ---------       ---------       ---------
Balance at September 30, 2001 (unaudited)                               216,714         (90,319)        791,802
                                                                       =========       =========       =========



The accompanying notes are an integral part of these interim financial statements.

                                                                                                              ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

$ in thousands except share amounts

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus          income

--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001 (Audited)                                92,358,907           5,873        681,806           1,298

Audited

Net loss for the year ended December 31, 2001                                -               -              -               -

Cumulative effect of an accounting change, net                               -               -              -          (2,631)

Net unrealized gain from change in the fair value of
 financial instruments                                                       -               -              -           4,431

Realization of gain on available for sale securities, net                    -               -              -           5,229

Net unrealized loss on available for sale securities                         -               -              -          (6,527)

Amortization of deferred compensation expenses                               -               -          3,208               -

Sale of treasury stock                                               1,214,642               -        (28,400)              -
                                                                   ------------         -------      ---------         -------
Balance at December 31, 2001                                        93,573,549           5,873        656,614           1,800
                                                                   ============         =======      =========         =======



Table Continued

--------------------------------------------------------------------------------------------------------------------

$ in thousands except share amounts


                                                                                                             Total
                                                                          Retained        Treasury   shareholders'
                                                                          earnings           stock          equity

--------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001 (Audited)                                      585,943        (117,490)      1,157,430

Audited

Net loss for the year ended December 31, 2001                            (412,376)              -        (412,376)

Cumulative effect of an accounting change, net                                  -               -          (2,631)

Net unrealized gain from change in the fair value of
 financial instruments                                                          -               -           4,431

Realization of gain on available for sale securities, net                       -               -           5,229

Net unrealized loss on available for sale securities                            -               -          (6,527)

Amortization of deferred compensation expenses                                  -               -           3,208

Sale of treasury stock                                                          -          34,492           6,092
                                                                         ---------       ---------      ----------
Balance at December 31, 2001                                              173,567         (82,998)        754,856
                                                                         =========       =========      ==========



The accompanying notes are an integral part of these interim financial statements.

                                                                                                                 ECI Telecom Ltd.

Consolidated Statement of Cash Flows
---------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002               2001              2002              2001               2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

---------------------------------------------------------------------------------------------------------------------------------
Cash flows for operating
activities
Loss for the period                       (148,670)          (369,229)          (89,134)          (76,787)          (412,376)

Adjustments to reconcile net
 loss to cash provided by
 (used in) operating activities:
Depreciation and amortization               41,737             53,693            13,483            16,192             71,281
Cumulative effect of an
 accounting change, net                        550             (1,703)                -                 -             (1,703)
Amortization of deferred
 compensation (including
 subsidiaries)                                 364              5,175               190             1,190              5,339
Loss (gain) on sale of property
 and equipment                               4,048                 69             1,373              (495)             1,778
Impairment of assets                    (*) 15,835            132,610                 -            46,813            133,506
Liability for royalties payable
to
 the Chief Scientists                            -                  -                 -                 -              8,394
Capital loss, net                            8,143             15,266            18,949             7,378             23,352
Other - net (mainly deferred                (1,355)              (880)             (489)            2,833             (3,542)
taxes)
In-process research and
 development costs                               -                  -                 -                 -                916
Company's equity in results
 of investee companies                       1,926                604               470               850                983
Minority interest in net results
 of subsidiaries                             5,204              1,728             1,852               707              2,383
Decrease (increase) in short-term
 investments                                   716             (3,275)               44               292              4,780
Decrease in trade receivables
 (including non-current
maturities of
 bank deposits and trade                   104,645             14,979            48,528            26,760             62,445
receivables)
Decrease (increase) in other
 receivables                                23,443             22,629            (2,982)           (2,065)            11,336
Decrease (increase) in prepaid               4,466               (716)            2,245            (1,745)            (3,456)
expenses
Decrease (increase) in
 recoverable costs and estimated
 earnings - not yet billed                  18,210            (29,199)            5,459            (4,580)           (11,542)
Decrease in inventories -
 including one-time write-off               87,721             55,227            31,040            36,048             95,349
Decrease in trade payables                 (38,449)           (67,513)           (6,938)          (23,747)           (92,800)
Increase (decrease) in other
 payables and accrued liabilities          (27,265)            14,044            (8,947)          (10,182)           (10,529)
Increase (decrease) in liability
for
 employee severance benefits, net           (1,809)             1,674            (1,002)             (862)               (79)
Increase (decrease) in other
 long-term liabilities                        (731)             7,599              (121)              959               (275)
Cumulative effect of an
accounting
 change of discontinuing
 operations (Note 4A and 9)                 36,646                  -                 -                 -                  -
Impairment from disposal of
 discontinued operation                     18,500                  -            18,500                 -                  -
                                        -----------          ---------          --------          --------          ---------
Net cash provided by (used in)
 operating activities                      153,875           (147,218)           32,520            19,559           (114,460)
                                        -----------          ---------          --------          --------          ---------

(*)      See Note 4B and 9.


The accompanying notes are an integral part of these interim financial statements.


                                                                                                                 ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------------



                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002               2001              2002              2001               2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

---------------------------------------------------------------------------------------------------------------------------------
Cash flows for investing
 activities
Decrease (increase) in
 short-term investments, net               (22,376)             9,085            22,594             2,804              6,122
Software development
 costs capitalized                         (10,097)           (16,069)           (3,616)           (5,064)           (19,407)
Investment in property,
 plant and equipment                        (9,281)           (26,272)           (3,099)           (3,562)           (31,743)
Proceeds from sale of
 property, plant and
 equipment                                     467                997                87               250              2,158
Purchase of technology                           -             (1,280)                -               (36)            (1,580)
Acquisition of investee
 companies                                  (2,534)              (883)             (560)             (199)            (1,266)
Long-term loans granted                     (5,010)           (16,540)           (1,789)           (6,537)           (19,776)
Long-term loans granted to
 investee companies                              -               (184)                -                 -               (184)
Proceeds from sale of
 activities and shares of an
 investee companies                              -              4,419                 -                 -              4,419
Proceeds from sale of
 available for sale securities                   -              4,297                 -               386              4,632
Repayment dues from
 related party                                   -              2,275                 -               891              2,275
Sale of shares of
 consolidated subsidiary                         -                  -                 -                 -                  -
Acquisition of newly
 consolidated subsidiaries
 (see Appendix A)                                -                  -                 -                 -                288
Sale of shares of consolidated
 subsidiary                                 20,302                  -                 -                 -                  -
Proceeds from realization
 of a subsidiary
 (see Appendix B)                                -              4,119                 -               (99)            14,053
                                           --------           --------          --------          --------           --------
Net cash provided by
 (used in) investing
 activities                                (28,529)           (36,036)           13,617           (11,166)           (40,009)
                                           --------           --------          --------          --------           --------





The accompanying notes are an integral part of the financial statements.


                                                                                                                 ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------------


                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002               2001              2002              2001               2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

---------------------------------------------------------------------------------------------------------------------------------
Cash flows for
 financing activities
Proceeds from long-term
 debt                                            -            250,000                 -                 -            250,000
Repay of long-term debt                    (76,667)                 -           (13,334)                -                  -
Increase (decrease) in
 short-term credit, net                         (8)          (160,912)                6            (1,729)          (162,487)
Proceeds from sale of
 treasury stocks                                 -              5,294                 -             1,387              6,092
Proceeds from share issuance                49,034                  -                 -                 -                  -
Proceeds from share issuance
 to employees                                1,554                  -               496                 -                  -
Dividend paid                                    -               (481)                -                 -               (481)
                                          ---------          ---------         ---------         ---------          ---------
Net cash provided by
 (used in) financing activities            (26,087)            93,901           (12,832)             (342)            93,124
                                          ---------          ---------         ---------         ---------          ---------
Effect of change in
 exchange rate on cash                         744              1,094              (401)               54              1,094
                                          ---------          ---------         ---------         ---------          ---------
Changes in cash and cash
 Equivalents                               100,003            (88,259)           32,904             8,105            (60,251)

Cash and cash equivalents
 at beginning of period                    226,192            286,443           293,291           190,079            286,443
                                          ---------          ---------         ---------         ---------          ---------
Cash and cash equivalents
 at end of period                          326,195            198,184           326,195           198,184            226,192
                                          =========          =========         =========         =========          =========




The accompanying notes are an integral part of these interim financial statements.

                                                                                                                ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------------

Appendices:

                                            Nine months ended                   Three months ended                 Year ended
                                       September 30       September 30      September 30      September 30        December 31
                                               2002               2001              2002              2001               2001
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands

---------------------------------------------------------------------------------------------------------------------------------
A.       Acquisition of newly subsidiaries

Working capital (other than
 cash)                                           -                  -                 -                 -              2,174
Property, plant and
 equipment, net                                  -                  -                 -                 -               (707)
Goodwill                                         -                  -                 -                 -            (16,348)
In-process research and
 development                                     -                  -                 -                 -               (916)
Long-term liabilities                            -                  -                 -                 -              1,500
Minority interest                                -                  -                 -                 -              9,841
Capital gain on issue of shares
 to minority interest, in
 consideration for acquisition
 thereof                                         -                  -                 -                 -              4,744
                                           --------           --------          --------          --------           --------
                                                 -                  -                 -                 -                288
                                           ========           ========          ========          ========           ========


B.       Proceeds from realization of a subsidiary

Working capital (other than
 cash)                                           -                296                 -              (134)             8,468
Property, plant and
 equipment - net                                 -                469                 -                 -              6,364
Inventories                                      -              4,075                 -                35             17,948
Investments in investee
 companies                                       -               (133)                -                 -               (133)
Minority interest                                                   -                                   -               (298)
Capital losses                                   -               (588)                -                 -            (18,296)
                                           --------           --------          --------          --------           --------
                                                 -              4,119                 -               (99)            14,053
                                           ========           ========          ========          ========           ========


C.       Non-cash activities

Sale of fixed assets in return
 for shares in investee company                  -              1,017                 -                 -              1,017
                                           ========           ========          ========          ========           ========
Exchange of share in
 investee companies                              -                449                 -                 -                449
                                           ========           ========          ========          ========           ========



The accompanying notes are an integral part of these interim financial statements.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 1 - General

         The interim financial statements are prepared in a condensed format, as at September 30, 2002 and for the nine and three-month periods then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as at December 31, 2001, and the accompanying notes thereto.

         The Company's Board of Directors decided to focus the Company's activities on its core businesses, which are to operate as follows: access networks (Inovia), transmission systems and optical networks (Enavis, Lightscape). See also Notes 7 (F)and 9 regarding advanced telephone solutions division (NGTS) and wireless communications (Innowave).

         As at the balance sheet date, three subsidiaries are concentrating on the Company's core businesses, as stated above, to which the related employees have been transferred but the related assets are yet to be transferred (including the intangible assets) and the liabilities to their legal owners. These companies are operating as branches of the Company.



Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in
                  Note 4(A) and 4(B) below.


         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.



Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 4 - Accounting Changes

         A. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations completed from July 1, 2001. Statement No. 141 also specifies that types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement No. 142 will also require that recognized intangible assets be amortized over their respective estimated useful lives. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As to impairment in value, see SFAS No. 144 below.

                  The Company adopted the provisions of Statement No.141 on July 1, 2001 and Statement No. 142 on January 1, 2002.

                  Statement No. 141 requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of Statement No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets.

                  In connection with the transitional impairment evaluation, Statement No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between total fair value as defined above and carrying value of all the reporting segments is defined as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be included in goodwill. This is the second step in assessing the impairment and it must be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the effect of a change in accounting principle in the Company's statement of earnings and will be recorded retroactively to January 1, 2002.

                  In the current period, the Company applied the instructions of SFAS No. 142 and performed the valuation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousands from a decline in value of goodwill, (including an amount of $ 36,646 thousand, which is attributed mainly to Innowave - see also Note 9 - Discontinuance of the Innowave Segment Operations) was included as a cumulative effect of a change in accounting policy.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 4 - Accounting Changes (cont'd)

         B. In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No.144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. In addition, SFAS No. 144 requires the Company to show separately operations which have been disposed of (sold, abandoned or liquidated) or classified as up for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 from January 1, 2002.

                  As a result of the decline in the current period in the demand for products of Innowave, the management has updated its forecast of anticipated sales. Accordingly, in the current period a loss was recorded from the decline in value of intangible assets in Innowave in the amount of $ 15,835 thousand. (See also Note 9 - Discontinuance of the Innowave Segment Operations).

         C.       See also Note 11A regarding the effect of adopting SAB 101.


Note 5 - Disclosure regarding New Accounting Standards in the period before Application

         A. In April 2002, the American Financial Accounting Standard Board (FASB) issued SFAS No.145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections". SFAS No. 4, published in 1975 determines that early repayment of a debt should be classified in the framework of the statement of income as an extraordinary item. As a result of the inflationary erosion of the early repayments of the debt in business outcomes during the last few years FASB decided to revoke SFAS No.4, so that the results of the early repayment of the debt will be classified in the framework of the operational section of the statement of income. SFAS No. 145 will apply to the financial statements for the year beginning after May 15, 2002. In the opinion of Company's management the adoption of SFAS No. 145 will have no material impact on its financial position.

         B. In June 2002, the Financial Accounting Standard Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. EITF 94-3, Liability Recognition for Certain Employee Termination Benefit and Other Exit Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between Statement 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 6 - Liens on Assets

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in EcTel, Lightscape and Inovia) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company is obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to an agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. During 2002, a number of agreements were signed with the said banks, according to which the financial ratios will become effective in a later period, where the last one of which was signed in August 2002, and wherein an additional postponement was obtained for complying with the financing agreement, including the financial ratio conditions, up to September 30, 2002. Commencing from October 1, 2002, the Company does not obtain some of the financial ratios and, therefore, the banks have the right to demand immediate repayment of the full amount of the loans.

         In accordance with that stated above, long-term loans, in the amount of $120,000 thousand, were reclassified as current liabilities that already include current maturities in the amount of $ 53,333 thousand of that loan. In addition, Company Management is negotiating with the lending banks for change of the original financing agreement, including change of the financial ratios.



Note 7 - Material Transactions in the Current Period

         A.       Repayment of long-term loans

         During the reported period, the Company made an early repayment of a long-term loan from banks in the amount of $ 50 million. In addition, according to the loan agreement, the Company repaid an amount of approximately $ 26.7 million.

         B.       Shareholders' equity

         On December 6, 2001 an agreement was signed for the private placement of 12.5% of the share capital of the Company to a group of investors. During the reported period the shares were issued to the group of investors in consideration of $ 49 million (net of issuance expense). The allotment was partly executed from the treasury stock that was held by the Company.

         C.       Sale of investment

         During the reported period, the Company sold 8.5% of the share capital of EcTel and options that were issued in the past to its employees were converted into shares of EcTel. As a result, the Company recognized a pre-tax gain of $ 12.5 million. Following the sale and conversion of options, the Company's holding in EcTel decreased to 59%. The Company provided indemnification to buyers to whom it had undertaken to indemnify in the event that additional shares of EcTel were sold up to the end of 2002, at a price lower than the aforementioned transaction price.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 7 - Material Transactions in the Current Period (cont'd)

         D.       Sale of long-term notes

         In the reported period, the Company sold long-term notes of customers in the amount of $ 24,270 thousand to a bank.

         E.       Long-term customer debts

         1. In the third quarter of 2002, the Company included a provision for a doubtful debt, in the amount of $34 million, with respect to a long-term customer debt. In light of recent significant macro-economic and political changes in the territory in which the customer conducts its activities and based on a valuation of the collaterals which the customer provided for the benefit of the Company, which were valued by an independent external appraiser. Company Management and its Board of Directors believe that collection of the debt in its original amount is doubtful and, in their estimation, the provision included constitutes, as the date of the financial statements, the portion of the debt the collection of which is doubtful.

         2. In addition, due to the aforementioned circumstances, the Company included, as part of the "other expenses" category, a provision in the amount of $18 million, for decline in value of its investment in a debenture convertible into shares of the parent company of the aforesaid customer.

         F.       Event Occurring Subsequent to the Balance Sheet Date

         Subsequent to the balance sheet date, further to the memorandum of understanding signed in October 2002, the Company signed an agreement pursuant to which it will transfer the VOip activities of the subsidiary NGTS, plus an amount in cash of $10 million, to Nexverse, in exchange for an issuance of shares at the rate of approximately 49% (fully diluted 40%).

         As a result of the transaction, NGTS's name will be changed to Chorale Networks and the investment in the Company will be accounted for in accordance with the equity method. In addition, Chorale will serve as the exclusive distributor of the DCME products which will be produced by the Company and will be sold to Chorale in accordance with the terms determined in the agreement.

         As a result of the transaction, the Company recorded a loss in the amount of $ 4 million which includes the amount of $ 1.8 million (which is included in the cost of sales) due to the lack of a reasonable expectation of utilization of certain inventories in accordance with the business plan formulated as a result of transfer of the activities as stated.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 8 - Legal Procedures

         On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which injured purchasers of ECI stock during the investment period.

         By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001. On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

         On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the former CFO for violation of Sections 10(b) and 10b - 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

         At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

         On May 16, 2002, the parties signed a memorandum of understanding (hereinafter - memorandum of understanding) for the purpose of settling this lawsuit. Pursuant to the terms of the memorandum of understanding, a fund to cover the settlement was established to which the settlement amount was transferred by the Company's insurers (net of the deductible excess payable according to the insurance policy in the amount of $ 200 thousand). In addition and subject to court approval, the claimants agreed to the dismissal of all claims against the Company and against Mr. Inbar (current CEO) and Mr. Ben-Assayag (former CFO) without any liability or wrongdoing attributed to either one of them.

         On July 30, 2002 the parties submitted a request to the court in accordance with the memorandum of understanding, to dismiss the aforementioned defendants from the statement of claim without, as stated, any wrongdoing attributed to them.

         That motion was granted, and Messrs. Inbar and Ben-Assayag were dismissed from the case without prejudice on August 1, 2002. The court has scheduled a hearing for November 16, 2002 regarding the approval of the settlement.

         As at the date of the financial statements, there can be no assurance that the parties will reach final agreements based on the memorandum of understanding and/or that the court will approve the aforementioned settlement.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 9 - Discontinuance of the Innowave Segment Operations

         During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the Innowave segment, which specializes in development of solutions for broadband wireless access to communications networks.

         Discontinuance of these operations conforms with the Company long-term strategy to concentrate its activities on its core business (Lightscape - which develops solutions for optical networks; Inovia - which is engaged in the DSL market; and Enavis - which specializes in transmission solutions), and to get out from activities which are not related to these areas.

         The Company is making efforts to find a purchaser for the Innowave segment, and it has a number of offers in respect thereof. The data of the Innowave segment's operations are presented below. The assets of the segment are presented net of an impairment in the amount of $18.5 million which, in Management's opinion, reflects the total loss anticipated on sale of the activities.

         The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statement of income after the loss from continuing operations.

         Set forth below is detail of the assets and liabilities of the discontinued activities on September 30, 2002:

                                                                                              September 30
                                                                                                      2002
                                                                                               (Unaudited)
         Assets relating to discontinued operations                                       US$ in thousands

----------------------------------------------------------                         ----------------------------------------------
         Trade and other receivables                                                               12,554
         Inventory                                                                                 19,189
         Long-term receivables                                                                      3,349
         Property, plant and equipment                                                              9,308
                                                                                                  --------
                                                                                                   44,400
         Impairment of assets                                                                     (18,500)
                                                                                                  --------

                                                                                                   25,900
                                                                                                  ========

                                                                                              September 30
                                                                                                      2002
                                                                                               (Unaudited)
         Liabilities relating to discontinued operations                                  US$ in thousands

----------------------------------------------------------                         ----------------------------------------------
         Trade payables                                                                             3,821
         Other payables                                                                            13,579
                                                                                                  --------
                                                                                                   17,400
                                                                                                  ========



                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------




Note 9 - Discontinuance of the Innowave Segment Operations (cont'd)

         Set forth below are the results of operations of the discontinued segment

                                             Nine months ended                   Three months ended                  Year ended
                                               September 30                         September 30                    December 31
                                                2002               2001               2002              2001               2001
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)        (Unaudited)
                                       US$ thousands      US$ thousands      US$ thousands     US$ thousands      US$ thousands

---------------------------------------------------------------------------------------------------------------------------------
         Segment revenues                    39,849            100,729             6,379             30,976            333,338
         Segment operating
          expenses (including
          impairment of
          assets - (Note 4B)                 59,801            159,883            10,445             34,966            396,355
         Cumulative effect
          on an accounting
          change, net
          (Note 4A)                          36,646                  -                 -                  -                  -
         Impairment from
          disposal of
          discontinued
          operations, net                    18,500                  -            18,500                  -                  -
                                            --------           --------          --------            -------           --------
         Results of segment
          activities                        (75,098)           (59,154)          (22,566)            (3,990)           (64,017)
                                            ========           ========          ========            =======           ========




Note 10 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L) prepared on a basis which is not necessarily consistent with U.S. generally accepted accounting principles.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 10 - Segments Reports (cont'd)

         2.       Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.

                                                               Nine months ended September 30, 2002
                                                     Lightscape          Enavis          Inovia           NGTS
                                                 $ in thousands  $ in thousands  $ in thousands           $ in
                                                                                                     thousands

----------------------------------------------------------------------------------------------------------------
         Revenues                                      138,415          43,150         189,758         46,197
                                                      =========        ========       =========       ========

         Gross profit (loss)                            46,717          18,466          50,212         27,645
         Operating expenses                             61,558          24,566          47,403         26,291
                                                      ---------        --------       ---------       --------
         Operating profit (loss)                       (14,841)         (6,100)          2,809          1,354
                                                      =========        ========       =========       ========

                                                               Nine months ended September 30, 2001
                                                     Lightscape          Enavis          Inovia           NGTS
                                                 $ in thousands  $ in thousands  $ in thousands           $ in
                                                                                                     thousands

----------------------------------------------------------------------------------------------------------------
         Revenues                                      162,077          84,255         232,790         63,583

         Gross profit (loss) (**)                       30,679          35,855         (45,830)        24,933
         Operating expenses (**)                        69,581          46,253          60,470         46,443
         Impairment of assets                                -          44,425          39,806          7,569
         Restructuring and spin-off expenses             1,513           2,713           4,209            695
                                                      ---------        --------       ---------       --------
         Operating profit (loss)                       (40,415)        (57,536)       (150,315)       (29,774)
                                                      =========        ========       =========       ========


Table Continued

                                                                  Nine months ended September 30, 2002
                                                           EcTel           Other    Consolidated
                                                  $ in thousands  $ in thousands  $ in thousands

--------------------------------------------------------------------------------------------------
         Revenues                                        71,636           7,852         497,008
                                                        ========        ========       =========

         Gross profit (loss)                             42,841          (1,920)        183,961
         Operating expenses                              29,938          44,012         233,768
                                                        --------        --------       ---------
         Operating profit (loss)                         12,903         (45,932)        (49,807)
                                                        ========        ========       =========

                                                                  Nine months ended September 30, 2001
                                                           EcTel       Other (*)    Consolidated
                                                  $ in thousands  $ in thousands  $ in thousands


--------------------------------------------------------------------------------------------------
         Revenues                                        58,322          80,117         681,144

         Gross profit (loss) (**)                        33,669          18,122          97,428
         Operating expenses (**)                         24,761          26,524         274,032
         Impairment of assets                                 -           3,830          95,630
         Restructuring and spin-off expenses                  -           2,719          11,849
                                                        --------        --------       ---------
         Operating profit (loss)                          8,908         (14,951)       (284,083)
                                                        ========        ========       =========



         (*)      Including revenue of the business segments in the amount of $ 45,225 thousand.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 10 - Segments Reports (cont'd)

         2.       Operational segment disclosure (cont'd)

                                                              Three months ended September 30, 2002
                                                     Lightscape          Enavis          Inovia           NGTS
                                                 $ in thousands  $ in thousands  $ in thousands           $ in
                                                                                                     thousands

----------------------------------------------------------------------------------------------------------------
         Revenues                                       45,252          12,205          49,616         14,735
                                                       ========        ========        ========       ========

         Gross profit                                   10,022           4,248          14,787          7,077
         Operating expenses                             19,982           7,510          14,151          6,822
                                                       --------        --------        --------       --------
         Operating profit (loss)                        (9,960)         (3,262)            636            255
                                                       ========        ========        ========       ========


                                                              Three months ended September 30, 2001
                                                     Lightscape          Enavis          Inovia           NGTS
                                                 $ in thousands  $ in thousands  $ in thousands           $ in
                                                                                                     thousands

----------------------------------------------------------------------------------------------------------------
         Revenues                                       53,619          17,002          92,300         23,794
                                                       ========        ========        ========       ========

         Gross profit (**)                              20,571           7,402           4,640         16,747
         Operating expenses (**)                        20,454          11,743          18,351         14,579
         Impairment of assets                                -          44,425           1,910              -
         Restructuring and spin-off expenses                 -               -               -              -
                                                       --------        --------        --------       --------
         Operating profit (loss)                           117         (48,766)        (15,621)         2,168
                                                       ========        ========        ========       ========


Table Continued

                                                           Three months ended September 30, 2002
                                                          EcTel           Other    Consolidated
                                                 $ in thousands  $ in thousands  $ in thousands


-----------------------------------------------------------------------------------------------
         Revenues                                       24,312           1,340         147,460
                                                       ========        ========       =========

         Gross profit                                   14,699           1,615          52,448
         Operating expenses                             10,102          35,855          94,422
                                                       --------        --------       ---------

         Operating profit (loss)                         4,597         (34,240)        (41,974)
                                                       ========        ========       =========


                                                           Three months ended September 30, 2001
                                                          EcTel           Other    Consolidated
                                                 $ in thousands  $ in thousands  $ in thousands


-----------------------------------------------------------------------------------------------
         Revenues                                       20,801          24,434         231,950
                                                       ========        ========       =========

         Gross profit (**)                              12,177           5,264          66,801
         Operating expenses (**)                         8,933           7,251          81,311
         Impairment of assets                                -               -          46,335
         Restructuring and spin-off expenses                 -           1,205           1,205
                                                       --------        --------       ---------
         Operating profit (loss)                         3,244          (3,192)        (62,050)
                                                       ========        ========       =========



         (*)      Including revenue of the business segments in the amount of $ 14,036 thousand.
         (**)     Reclassified.


                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------

Note 10 - Segments Reports (cont'd)

                                                                     Year ended December 31, 2001
                                                     Lightscape          Enavis          Inovia           NGTS
                                                 $ in thousands  $ in thousands  $ in thousands           $ in
                                                                                                     thousands

----------------------------------------------------------------------------------------------------------------
         Revenues                                      210,089         101,667         332,338         83,204
                                                      =========       =========       =========       ========

         Gross profit (loss)                            42,746          37,926         (27,595)        38,306
         Operating expenses                             90,359          57,062          78,675         58,786
         Impairment of assets                                -          44,766          39,806          8,898
         Liability for royalties payable to
          the Chief Scientist                                -               -           8,394              -
         Restructuring and spin-off
          expenses                                       1,778           6,131           4,365            840
         Purchase of in-process
          research and development                           -               -               -              -
                                                      ---------       ---------       ---------       --------
         Operating profit (loss)                       (49,391)        (70,033)       (158,835)       (30,218)
                                                      =========       =========       =========       ========


Table Continued

                                                            Year ended December 31, 2001
                                                         EcTel       Other (*)    Consolidated
                                                $ in thousands  $ in thousands  $ in thousands


----------------------------------------------------------------------------------------------
         Revenues                                      80,598          83,499         891,395
                                                      ========        ========       =========

         Gross profit (loss)                           46,783          17,961         156,127
         Operating expenses                            34,988          30,978         350,848
         Impairment of assets                               -           3,056          96,526
         Liability for royalties payable to
          the Chief Scientist                               -               -           8,394
         Restructuring and spin-off
          expenses                                          -           6,267          19,381
         Purchase of in-process
          research and development                        916               -             916
                                                      --------        --------       ---------
         Operating profit (loss)                       10,879         (22,340)       (319,938)
                                                      ========        ========       =========



(*) Including revenue of the business segments in the amount of $ 45,225 thousand.


                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------





Note 11 - Material Differences Between U.S. and Israeli GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         A. According to U.S. GAAP, marketable securities defined as available-for-sale securities are stated at market value. Any changes in their value is shown separately in shareholders' equity except in cases were there is a decrease in the value thereof, which is not of a temporary nature. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any changes in their value are shown in the income statement. Quoted securities which do not meet the definition, are shown at cost unless there is a decrease in the value thereof, which is not of a temporary nature.


         B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.


         C. Commencing January 1, 2001, the Company has adopted Standard No. 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments, which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements based on the change in the currency rates of exchange during the reported period.


         D.       In July 2001, the Financial Accounting Standards Board
                  (FASB) issued FASB Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

                  Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 11 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" (hereinafter - "SAB 101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 11 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows:

A.       Consolidated Statements of Income

                                       Nine months ended September 30, 2002        (*) Nine months ended September 30, 2001
                                                               According to                                    According to
                                 As reported      Adjustment   Israeli GAAP     As reported      Adjustment    Israeli GAAP
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands     $ thousands
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)

----------------------------------------------------------------------------------------------------------------------------
         Revenues                   497,008          (3,867)       493,141         681,144         (27,087)        654,057
         Cost of revenue
          (including
          inventory
          write-off)                313,047          (1,055)       311,992         583,716          (8,326)        575,390
         Selling and
          marketing
          expenses                   85,502             (77)        85,425         111,204            (731)        110,473
         Amortization of
          acquisition
          valued intangible
          assets                      1,320           1,361          2,681           9,392               -           9,392
         Impairment of
          assets                          -             533            533          95,630               -          95,630
         Financial expenses         (16,038)           (251)       (16,289)        (21,014)         (3,285)        (24,299)
         Financial income            21,217          (2,078)        19,139          25,856               -          25,856
         Taxes on income             (8,659)            417         (8,242)            927             678           1,605
         Cumulative
          effect of an
          accounting
          change, net                  (550)            550              -           1,703          (1,703)              -
         Discontinuing
          operation                 (75,098)           (570)       (75,668)        (58,342)         (3,125)        (61,467)

         Net loss                  (148,670)         (6,561)      (155,231)       (369,229)        (25,465)       (394,694)

Table Continued

                                              (*) Year ended December 31, 2001
                                                                  According to
                                   As reported      Adjustment    Israeli GAAP
                                   $ thousands     $ thousands     $ thousands
                                     (Audited)       (Audited)       (Audited)

--------------------------------------------------------------------------------
         Revenues                     891,395         (29,145)        862,250
         Cost of revenue
          (including
          inventory
          write-off)                  735,268          (8,532)        726,736
         Selling and
          marketing
          expenses                    138,990          (1,154)        137,836
         Amortization of
          acquisition
          valued intangible
          assets                       10,187               -          10,187
         Impairment of
          assets                       96,526               -          96,526
         Financial expenses           (26,876)              -         (26,876)
         Financial income              32,242           1,475          33,717
         Taxes on income                  315              30             345
         Cumulative
          effect of an
          accounting
          change, net                   1,703          (1,703)              -
         Discontinuing
          operation                   (64,017)         (3,125)        (67,142)

         Net loss                    (412,376)        (22,842)       (435,218)


         (*)      Reclassified as a result of discontinuing operation - see Note 9.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 11 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

         A.       Consolidated Statements of Income (cont'd)

                                    Three months ended September 30, 2002
                                                                 According to
                                  As reported      Adjustment    Israeli GAAP
                                  $ thousands     $ thousands     $ thousands
                                  (Unaudited)     (Unaudited)     (Unaudited)

---------------------------------------------------------------------------------
         Revenues                    147,460          (2,076)        145,384

         Cost of revenue              95,012            (638)         94,374

         Selling and
          marketing
          expenses                    26,841               -          26,841

         Amortization of
          acquisition
          valued intangible
          assets                         440             448             888

         Financial
          expenses                    (5,484)           (120)         (5,604)

         Financial income              6,596              (6)          6,590

         Taxes on income              (1,997)            (44)         (2,041)

         Discontinuing
          operations                 (22,566)              -         (22,566)

         Net loss                    (89,134)         (2,056)        (91,190)


Table Continued

                                   (*) Three months ended September 30, 2001
                                                                   According to
                                    As reported      Adjustment    Israeli GAAP
                                    $ thousands     $ thousands     $ thousands
                                    (Unaudited)     (Unaudited)     (Unaudited)

-----------------------------------------------------------------------------------
         Revenues                      231,950          (9,270)        222,680

         Cost of revenue               165,149          (4,196)        160,953

         Selling and
          marketing
          expenses                      32,190             (20)         32,170

         Amortization of
          acquisition
          valued intangible
          assets                         2,817               -           2,817

         Financial
          expenses                      (5,341)          5,689             348

         Financial income                6,245          (5,043)          1,202

         Taxes on income                (1,187)         (2,752)         (3,939)

         Discontinuing
          operations                    (1,070)         (1,166)         (2,236)

         Net loss                      (76,787)         (6,367)        (83,154)



         (*)      Reclassified as a result of discontinuing operation - see Note 9.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 11 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

         B.       Consolidated Balance Sheets

                                                            September 30, 2002
                                                               According to
                                 As reported      Adjustment   Israeli GAAP     As reported  Adjustment (*)
                                                              --------------
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)

-------------------------------------------------------------------------------------------------------------
         Short-term
          investments                28,535               -         28,535           3,909            (205)
         Trade
          receivables               225,769           7,534        233,303         357,111           9,467
         Other
          receivables                27,365               -         27,365          57,386          (2,828)
         Prepaid
          expenses                    5,151               -          5,151           7,653            (208)
         Inventories                167,730          (2,818)       164,912         331,000         (32,514)
         Long-term
          receivables, net          136,491               -        136,491         180,408         (19,981)
         Property, plant
          and
          equipment, net            151,838               -        151,838         193,529         (10,587)
         Software
          development
          costs, net                 22,404               -         22,404          30,067            (879)
         Other assets                41,625             913         42,538          70,339         (51,816)
         Assets -
          discontinuing
          operation                  25,900               -         25,900               -         121,618

Table Continued

                        (*) September 30, 2001                         (*) December 31, 2001
                                  According to                                    According to
                                  Israeli GAAP     As reported   Adjustment(*)    Israeli GAAP

                                   $ thousands     $ thousands     $ thousands     $ thousands
                                   (Unaudited)       (Audited)       (Audited)       (Audited)

------------------------------------------------------------------------------------------------
         Short-term
          investments                   3,704           7,126            (337)          6,789
         Trade
          receivables                 366,578         301,524            (142)        301,382
         Other
          receivables                  54,558          71,655          (3,379)         68,276
         Prepaid
          expenses                      7,445           9,839            (144)          9,695
         Inventories                  298,486         274,640         (29,235)        245,405
         Long-term
          receivables, net            160,427         166,690         (11,444)        155,246
         Property, plant
          and
          equipment, net              182,942         182,348         (10,543)        171,805
         Software
          development
          costs, net                   29,188          27,086            (514)         26,572
         Other assets                  18,523          82,918         (50,127)         32,791
         Assets -
          discontinuing
          operation                   121,618               -         115,903         115,903



                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------



Note 11 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

B.       Consolidated Balance Sheets (cont'd)


                                                            September 30, 2002
                                                               According to
                                 As reported      Adjustment   Israeli GAAP     As reported  Adjustment (*)
                                                              --------------
                                 $ thousands     $ thousands    $ thousands     $ thousands     $ thousands
                                 (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)

-------------------------------------------------------------------------------------------------------------
         Short-term
          credits and
          current
          maturities of
          long-term debt            243,355               -        243,355         104,101             (21)
         Trade payables              37,506               -         37,506         107,440          (7,621)
         Other payables             141,639               -        141,639         219,254         (23,206)
         Liability for
          employee
          severance
          benefits, net              26,589               -         26,589          30,055            (163)
         Minority interest           55,813               -         55,813          31,915            (181)
         Liabilities -
          discontinuing
          operations                 17,400               -         17,400               -          31,192
         Total
          shareholders
          equity                    654,336           5,629        659,965         791,802          12,067

Table Continued

                        (*) September 31, 2001       (*) December 31, 2001
                                  According to                                    According to
                                  Israeli GAAP     As reported   Adjustment(*)    Israeli GAAP

                                   $ thousands     $ thousands     $ thousands     $ thousands
                                   (Unaudited)       (Audited)       (Audited)       (Audited)

------------------------------------------------------------------------------------------------
         Short-term
          credits and
          current
          maturities of
          long-term debt              104,080         120,030               -         120,030
         Trade payables                99,819          79,776          (9,069)         70,707
         Other payables               196,048         180,780         (23,827)        156,953
         Liability for
          employee
          severance
          benefits, net                29,892          28,338              14          28,352
         Minority interest             31,734
         Liabilities -
          discontinuing
          operations                   31,192
         Total
          shareholders
          equity                      803,869         754,856           9,861         764,717


         (*)      Including adjustments required from reclassification of assets and liabilities of discontinuing operation as required by the Israeli GAAP.

                               ECI Telecom Ltd.
                             Interim Consolidated
                             Financial Statements
                                  (Unaudited)
                           As at September 30, 2002